SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of october 2006

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

PRESS RELEASE

Third Quarter 2006 Revenues

•	Core Business revenues were €1,401 million
•	Revenue growth of 11.5% at constant currency
•	Operational programs performing well
•	Full year objectives remain unchanged

Paris, 12 October 2006 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by Frank E. Dangeard, met on 10 October 2006 to review revenues for the quarter ending 30 September 2006.

Thomson’s Core Business reported revenues for 3Q06 of €1,401 million, an increase of 10% on the 3Q05 core revenues of €1,274 million. Currency movements decreased Core Business revenues during the quarter by €20 million. Core Business revenues at constant currency were therefore €1,421 million, an increase of 11.5% year-on-year. Total reported revenues for the Group for the quarter including Non-Core revenues were €1,423 million.

Commenting on the third-quarter revenues, Frank E. Dangeard, Chairman & CEO of Thomson, said:

“We grew 11.5% in the quarter, an acceleration on the first half. Our operational programs are performing in line with our expectations and are also being expanded. We have reiterated our full year financial objectives as we move into the fourth quarter.”

Reported revenues for continuing operations are broken down for analysis purposes between the three Media & Entertainment divisions - Services, Systems and Technology, together with the associated Corporate costs, which are collectively termed “Core Business” - and Thomson’s Displays & CE Partnerships activity (“Non-Core”). The table below sets out our revenues on a reported basis, as well as adjusted for currency movements.

Third Quarter 2006 Consolidated Revenues (unaudited)

In € millions unless otherwise stated	3Q 06 actual	3Q 06 constant currency	3Q 05		% change constant currency
Services	622	634	645		(2)%
Systems	654	662	504	(1)	31%
Technology	116	116	116		0%
Others	9	9	9		n/m
THOMSON CORE	1,401	1,421	1,274		11.5%
Non-Core - (Displays & CE Partnerships)	22	22	40	(1)	n/m
THOMSON GROUP	1,423	1,443	1,314	(1)	n/m

(1) Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, principally the Audio/Video and Accessories businesses, including the Group’s retail terrestrial decoder activity, which are held for sale (together “AVA”) and for 3Q05 also the exited Displays activities. Previously reported group revenues for Thomson for 3Q05 were €1,542 million of which €228 million was from activities since treated as discontinued.

Third Quarter 2006 Thomson Core Revenues Highlights

Overall reported Core Business revenues grew by €127 million. This reflected significant growth in Systems, particularly in our offerings for telecom and cable operators, while sales in the Services division fell slightly, reflecting Film and DVD performance. Technology division revenues were stable year-on-year.

Perimeter effects from acquisitions made after 1 July 2005 added €70 million to revenues during the quarter.

Outlook

Our business remains seasonally biased towards the fourth quarter of the year and the evolution of revenues by business in the third quarter was broadly in line with the seasonal trends expected when the Group set its financial objectives for 2006. Despite the challenging market conditions which have characterised our markets this year, we remain focused on achieving our full-year objectives, namely Core Business revenue growth in 2006 above 8.5% and an EBIT margin in the Core Business also above 8.5%.

Core Divisional Review

Services

Revenues for the Services division reached €622 million for 3Q06 (3Q05, €645 million). Currency movements decreased revenues during the quarter by €12 million. Revenues at constant currency thus decreased by 2% year-on-year.

The growth in revenues for the quarter from Network Services was offset by a decline in Film and DVD Services. Perimeter effects from acquisitions made after 1 July 2005 (PRN, VCF Thematiques and Convergent in Network Services) added €35 million net to revenues during the quarter.

•	Physical media revenues for the quarter were lower year-on-year, reflecting the market conditions seen in DVD and Film throughout the year to date.

DVD volumes for the third quarter showed a 5% increase in units from 365 million units to 383 million units, with an increased proportion of kiosk volumes. Key studio titles in DVD for the quarter were Over the Hedge, The Break-up, and initial volumes for Pirates of the Caribbean 2 and Cars and in TV content Lost - Series 2 and Grey’s Anatomy.

In Film, footage for the quarter was 1.29 billion feet, a decline year-on-year of 7%, reflecting a poorer film release slate. Key titles in the quarter included Miami Vice, Lady in the Water and The Departed.

•	The revenues driven by digital and electronic media grew in 3Q06, through particularly strong growth in Network Services.

Content Services had a quiet quarter overall with mixed revenue development across its business lines, but stronger performances in areas such as Digital Intermediates (DI), which will be strengthened further going forward by the recent opening of our DI facility on the Sony Pictures Studios lot in Hollywood at the start of the fourth quarter. The third quarter included DI work on Clint Eastwood’s Flags of Our Fathers (his first film to use the DI process) and initial visual effects (VFX) work on the next film in the Harry Potter series. VFX had a strong order intake this quarter. Our content preparation offering for online distribution is expanding.

Network Services grew significantly in the quarter, with good contributions from the US retail media operations and from broadcast playout in Europe. In retail media, we ran pilots of major network upgrades for a number of major US retailers and progressed plans for rollouts in Europe. Our network installation and maintenance operations continued to develop well, including for internal needs. The new TV5 platform, the VCF operations in France and our UK operations will be strengthened going forward by the recently announced NOB expansion in the Netherlands. This deal enhances Thomson’s ability to offer its customers an end-to-end solution from systems design, including proprietary and open-standard architecture and applications, to content preparation and management, and distribution of live, pre-recorded and on-demand digital content. We have broadened our digital media ingest and content preparation offering in the UK.

Systems

Revenues for the division reached €654 million for 3Q06 (3Q05, €504 million), an increase of 30%. Currency movements decreased sales during the quarter by €8 million. Revenues excluding currency movements therefore grew by 31% year-on-year.

Perimeter effects from the 1Q06 acquisitions in Broadcast & Networks added €35 million to net sales during the quarter.

Within our Access Products activities, there was significant growth in the business serving satellite, cable and particularly telecom customers.

•

Broadcast & Networks (Grass Valley) had successes with new products which were showcased at the IBC trade show in September, such as the recently launched HD MPEG4 encoders and with the digital news production offering and products for mobile video services. Considerable focus is being put on the integrations of the TBM and Canopus acquisitions, which are well underway, and on leveraging the enhanced product range.

•

In Access Products, Thomson shipped 3.7 million satellite set-top boxes in 3Q06 (vs. 2.3 million in 3Q05), 0.4 million cable set-top boxes (vs. 0.1 million in 3Q05), and 2.3 million access products for telecom operators (vs. 1.7 million in 3Q05) – making a total of 6.4 million access products in the quarter. A significantly increased proportion of the access products for telecom operators were Advanced Service Gateways which are generally triple play enabled and command a higher ASP than traditional DSL modems.

In satellite, volumes in the US grew vs. a weak 3Q05, although still with a high proportion of standard devices. We started shipping a new standard definition PVR in the quarter. In Europe we continued to roll out the HD PVR which was launched in the UK at the end of the second quarter.

Sales of cable access products grew well, following previous customer wins, and are showing good momentum going forward.

Thomson’s business with telecom customers grew strongly during 3Q06. Growth in triple and quadruple-play enabled Advanced Service Gateways continued to be the principal driver of growth in this area. As well as the continuing roll out of the France Telecom Livebox, we made the initial shipments of the BT Hub quadruple-play enabled gateway in the UK. Thomson aims to leverage its strength in developing and launching Advanced Service Gateways, in which we currently have a very high global market share, as telecom operators rollout their triple and quadruple play offerings.

Technology

Revenues of the division reached €116 million for 3Q06 (3Q05, €116 million). Currency movements during the quarter had no significant effect on sales.

Licensing revenues were €92 million for 3Q06 (3Q05, €95 million). Revenues continued to be robust, thanks to a continuing strong performance in digital programs, particularly MPEG-2 and the newer licensing programs, particularly LCD. There was a lower impact from one-offs as compared to 3Q05. At the end of the quarter Thomson had around 940 licensing contracts outstanding, generated from its portfolio of around 50,000 patents across 23 licensing programs. Around 85% of licensing revenues for the quarter were generated from digital licensing programs.

Non-Core and Discontinued Activities

Revenues of the Non-Core, Displays & CE Partnerships, activity were €22 million for 3Q06 (3Q05 revenues €40 million). The revenues relate mainly to the Group’s residual sub-contract manufacturing/assembly operations (principally at Angers, which assembles products for TCL/TTE, among others, and Genlis in France). Thomson has remained in close contact with TCL following their announcements in July regarding the weak performance of their European operations.

Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, principally the Audio/Video and Accessories businesses, including the Group’s retail terrestrial decoder activity, which are held for sale (together “AVA”).

Operational Programs

The Group put in place operational programs at the start of the year designed to integrate our new businesses, improve our cost base and cashflow, and better serve our customers. At the half year, we commented on the impacts of these programs. We have continued to implement these programs in the second half and have also expanded their scope further into key areas around supply chain standardisation, real estate optimisation, R&D processes, HR policies, and benefits and IT harmonisation.

******

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Expands Technicolor Network Services Business in Europe

Through Strategic Agreement with Netherlands-Based NOB

Capabilities, Infrastructure of NOB Cross Media Facilities to Enhance Technicolor

Network Services’ European Footprint, Service Offering, and Client Base

PARIS, France — October 10, 2006 —Thomson (Euronext 18453; NYSE: TMS) today announced it is expanding its Technicolor Network Services business in Europe by taking over NOB Cross Media Facilities (NOB CMF), a subsidiary of Nederlands Omroepproduktie Bedrijf (NOB). The transaction enhances Thomson’s ability to deliver global consulting and managed services which facilitate the preparation, management, and electronic distribution of multiple forms of content for a wide range of customers, including media companies, content owners, channel operators, and out-of-home and corporate media networks. NOB is the state-owned entity which operates broadcasting facilities, contracts and resources in The Netherlands.

Under the terms of the agreement, Thomson assumes control of the broadcasting facilities, contracts and resources managed by NOB CMF. Based in Hilversum, The Netherlands, NOB CMF provides broadcasting, narrowcasting, and multimedia support services to the Dutch media and entertainment industries. The firm supports multiple aspects of the content preparation, management and distribution requirements of Dutch public television and radio channels, and several commercial networks. These operations include content preparation and digitization in multiple formats, storage and retrieval, newsroom support, contribution management and playout, and infrastructure management services to its radio, television, and cable industry client base. NOB CMF also offers content distribution to IPTV and mobile platforms, and has sophisticated media asset management systems for digital storage and retrieval of media content. The company’s clients include Netherlands Public Broadcasting, NOS, and the Dutch National Archive (Sound & Vision) in the public domain, and MTV, SBS, Talpa, and Versatel in the private sector. Revenues of NOB CMF reached 50M€ in 2005.

The transaction expands Thomson’s capabilities in live broadcasting, digital asset management and storage, and design and technology. Thomson offers its customers an end-to-end solution, including systems design, proprietary and open-standard architecture and applications, content preparation and management, and distribution of live, pre-recorded and on-demand digital content. The Dutch facilities complement Technicolor Network Services’ existing European facilities in Paris and London. Its global network services activities now span the U.S., Europe, and Asia.

“Thomson’s Technicolor Network Services business is highly regarded around the world for its management of sophisticated broadcast playout and content preparation services for a diverse collection of media and entertainment clients,” said Brian Kelly, president of Technicolor Network Services. “The addition of NOB CMF’s state-of-the-art facilities, service offerings, talented employee base, and high-profile clients further reinforces Technicolor Network Services’ industry leadership in this arena, and augments the company’s ability to meet the myriad needs of European media and entertainment companies.”

“Becoming part of Thomson is an exciting and strategic milestone for us, and one that underscores the tremendous progress which we have made in recent years,” said Ton Tekstra, chief executive officer of NOB Cross Media Facilities. “We look forward to contributing to the ongoing success of Technicolor Network Services, and leveraging Thomson’s global presence and capabilities to further benefit Dutch public and private sector clients, and other European media and entertainment companies.”

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Technicolor Network Services

Technicolor Network Services, part of the Services division of Thomson, provides clients with broadcast playout services by offering an online digital content distribution network that supports multiple origination platforms, including cable, broadcast, and direct-to-home. In addition, Technicolor Network Services addresses the out-of-home marketplace with a full range of network design and management services. For more information: http://www.technicolornetworkservices.com.

About NOB Cross Media Facilities

Based in Hilversum, The Netherlands, NOB Cross Media Facilities (NOB CMF) is a subsidiary of NOB Holding, N.V., and the leading provider of analog and digital broadcasting and narrowcasting services, and related multimedia services, to the Dutch media and entertainment industries. NOB CMF oversees the broadcast operations for all Dutch public television and radio channels, and several Dutch commercial television channels. The company has also designed and developed most of the country’s broadcast playout facilities to support public and private sector clients, including MTV, SBS, Talpa, and Versatel. For more information: http://www.nob.nl.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Keith Pillow	+1 805 445 4254	keith.pillow@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Selected by TV Cabo for Deployment of HD MPEG-4
Set-Top Boxes with Triple Play and Personal Video Recorder

Leading Portuguese Pay-TV Operator Set to Offer Advanced Services to its Subscribers with All-in One Cable Set-top Box from Thomson

Paris – 9 October 2006 - Thomson (Euronext Paris:18453; NYSE: TMS) announced it has been chosen by leading Portuguese Pay-TV Operator, TV Cabo, for the rollout of a new High Definition (HD) cable set-top box with integrated Personal Video Recorder (PVR) and wireless voice-enabled cable modem. The new product has already generated significant interest within the operator community with TV Cabo set to deploy in the first half of 2007. The announcement underpins Thomson’s commitment to broaden its media and entertainment product offering and partnerships by developing products and services which enable innovative new technologies such as HDTV and integrated triple play.

TV Cabo, a subsidiary of PT Multimedia1 and Portugal’s leading cable and satellite operator with over 1.4 million customers, will deploy the DCI8200 in 2007 along with its satellite version without modem, the DSI8200, and other entry-level products provided by Thomson as part of the ongoing digitization of its network. Without a free-to-air digital TV service in Portugal, TV Cabo has been a major force in the ongoing adoption of digital TV in the country. The new platform will play a key part in the next phase of its modernization project - being a prime mover in the adoption of high definition TV and new services such as PVR and video on demand.

“TV Cabo is committed to driving the adoption of new broadcast services and technologies that can improve the experience of our customers. We are already leading the way towards mass adoption of digital TV services in Portugal: The introduction of HD, PVR and other digital functionalities will enhance our customers’ viewing experience and allow them to customize the product according to their individual preferences. said Zeinal Bava, CEO of TV Cabo. “Thomson’s STBs will allow us to efficiently and cost-effectively, deliver Portugal’s first HDTV service in 2007.”

______________

1 PT Multimedia (PTM), whose parent company is Portugal Telecom, is a Portuguese media and Internet services company that is mainly engaged in providing cable and satellite television services

“High definition TV is key to the future success of both Thomson and our customers and we are pleased to be able to not only announce a cutting-edge, new product for cable operators looking to deploy HD services but also the first customer for the product,” said Frédéric Kurkjian, EMEA Satellite and Worldwide Cable at Thomson. “By integrating features such as PVR and broadband modems, Thomson’s HD platforms are designed to help broadcasters and operators exploit the opportunities that developments such as HDTV and triple-play services bring and we are experiencing unprecedented demand for related products and services.”

Global Growth of HDTV

A recent study by US-based IMS Research estimated that by the end of 2005, nearly 14 million households worldwide would be capable of watching HDTV programming. By 2010, this market is forecast to reach over 87 million households.

According to “The Future of High-definition Television” study, HDTV is becoming an important offering for cable and satellite TV providers. IMS Research estimated that, last year, about 20.6 million HDTV displays were shipped worldwide. The double-digit growth expected in this market over the next five years will result in a forecast of nearly 60 million HDTV displays shipped by 2010.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Jasmine Khounnala	+33 6 03 81 48 56	Jasmine.khounnala@thomson.net
Claudine Cécille	+33 1 41 86 67 44	Claudine.cecille@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Broadband World Forum, 9-12 October, CNIT Paris La Défense, Thomson booth #6018

FASTWEB to Deploy Thomson’s Wireless VoIP Residential

Gateway

Leading Broadband Service Provider Set to Offer Advanced Services to Its Customers with Residential Gateway from Thomson

Paris, 9 October 2006 – Thomson has been selected by FASTWEB - Italy’s second largest fixed telephony operator and the first player worldwide to develop an all IP network for Triple Play service delivery - for the deployment of multi-play services to its customers. The FASTWEB platform is the first wireless VoIP gateway on the Italian market with integrated DECT capabilities designed to support FASTWEB feature-rich services and enable service providers to broaden the outreach of multimedia services in the networked home. This announcement underpins Thomson’s worldwide leadership in DSL CPEs and particularly residential gateways, and its commitment to provide its operator and service provider client base with advanced IP solutions and devices enabling them to offer innovative services to their customers.

At the heart of the networked home, the gateway will manage the various existing multimedia equipments. It includes the “zero touch” installation feature which enables a rapid and plug and play-like set up.

Over this gateway, FASTWEB delivers services such as Internet telephony and wireless Internet access to its customers. The product includes the DECT capability via the phone and its separate charger, for high quality phone calls. It is a standards-based solution which supports the TR-69 remote management protocol, allowing operators to automatically update the hub in order to deploy new services easily and efficiently. The hardware base of the gateway is also future-proof and ready to enable additional services such as IPTV.

“FASTWEB is committed to driving the adoption of new broadband services and technologies that can improve the experience of our customers. Confident in Thomson’s expertise, we have chosen them as the supplier of our platform which will enable us to offer our customers an even larger portfolio of multimedia and converged services,” said Guido Roda, Director ICT Services for FASTWEB.

“We are very pleased to continue our collaboration on broadband technology with FASTWEB, this time demonstrating our ability to develop cutting-edge technology to meet FASTWEB’s innovative business strategy,” said Bruno Fabre of Thomson’s Systems Division. “This announcement reinforces Thomson’s position as a world leader in the provision of advanced customer premises solutions that enable operators and service providers to deliver their customers the most advanced services”.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Jasmine Khounnala	+33 6 03 81 48 56	jasmine.khounnala@thomson.net
Guillaume Trichard	+33 6 70 48 12 19	guillaume.trichard@thomson.net
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Free Launches Fixed-Mobile Convergence
Powered by Thomson’s SoftSwitch Solutions

Europe’s largest primary line VoIP operator uses Thomson’s Cirpack SoftSwitch to offer seamless Wireless VoIP to its 2 million subscribers

Paris, October 9, 2006 – Thomson (Euronext 18453; NYSE; TMS) today announced that Iliad (Euronext ILD) is upgrading its Thomson’s Cirpack voice switches to offer an innovative fixed-mobile service to the 2 million subscribers of its Free.fr Triple Play service. Using these new technologies, Free is creating a virtual mobile telephony infrastructure enabling users to travel anywhere in the World with their fixed line.

Thanks to the new Cirpack Mobile VoIP components developed by Thomson, Free can offer seamless roaming of users’ fixed line service to whichever WiFi hotspot they are connected to, even when using GSM phones managed by another operator. Free subscribers can literally take their fixed line with them and choose whether incoming calls should be redirected to their dual mode WiFi/GSM phones. Outbound calls placed via WiFi enjoy the same pricing scheme as those placed from home, offering greatly reduced costs over standard mobile services.

Thomson’s Cirpack Mobile VoIP components are software options to the Cirpack softswitches already in place to manage Free’s primary line VoIP service. They enable secured and transparent access to the Cirpack VoIP softswitches from anywhere in the world. In another innovative twist, the solution is also turning Free’s national network of WiFi Freebox modems into a virtual mobile infrastructure for their subscribers.

Michael Boukobza, Free’s Chief Executive Officer commented: “We have been using Thomson’s Cirpack voice switching platform since 2001 and we have always been impressed by its ability to evolve and match our business model changes. Thomson is now delivering the ideal software options enabling Free to launch a mass market Fixed-Mobile Convergence service.”

Jacques Dunogué, Senior Executive Vice President, Systems Division, Thomson : “Every equipment manufacturer is talking about IP Multimedia Subsystems (IMS), but very few are actually showing how to use these technologies to offer innovative services. Free is now launching one of the largest Fixed-Mobile Convergence service in Europe. Once again, Free is transforming their services to drive ARPU upwards whilst offering unique user experiences. We’re proud to have been associated with the Free success story since the launch of their services in 2001.”

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

***

About Free, a subsidiary of Iliad

The Iliad Group is a major player in the Internet and telecommunications markets in France through its subsidiaries Free (the leading alternative broadband operator with 1,905,000 broadband subscribers as of 30/06/2006), OneTel and Iliad Telecom (fixed telephony operators) and Kertel (prepaid phone cards), as well as IFW (WiMax). The Iliad Group was established in 1991 and currently has more than 1,400 employees. The Iliad Group is listed on the Euronext Paris Eurolist under the mnemonic code ILD. Further details may be found on our website www.iliad.fr

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Thomson’s VoIP and IPTV service delivery platforms enable telecom operators to deploy broadband telephony, IPTV, IP Centrex, Triple Play and Fixed-Mobile Convergence services quickly and easily, with a seamless migration path to IMS/TISPAN architecture. Thomson’s CIRPACK softswitches have already been used to deploy over 4 million VoIP lines and are currently world leaders on the Voice over Broadband residential market, delivering primary line telephony services on a large scale. Thomson’s SmartVision IPTV platforms offer rich video services over fixed and mobile networks. Both are closely integrated with Thomson’s wide range of digital set-top boxes, phones, broadband modems and gateways for the easy delivery of unique user experiences. With over 100 telco, broadcaster and internet service provider customers in 30 countries, Thomson’s network intelligence solutions are at the heart of next generation networks worldwide. For more information, please visit www.cirpack.com and www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Joanna Pays (Thomson NIS)	+33 1 41 44 38 18	joanna.pays@thomson.net
Fabien Maisl (Thomson NIS)	+33 1 41 44 37 82	fabien.maisl@thomson.net
Press relations Free
Isabelle Audap (Iliad Group)	+33 1 73 50 27 22
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson launches market’s first pre-integrated voice and video service delivery platforms for Triple Play

Thomson leverages its comprehensive Triple Play portfolio to help operators rapidly and seamlessly deploy integrated voice and video services over broadband networks

Paris, October 9, 2006 – Thomson (Euronext 18453; NYSE; TMS) today announced the launch of its pre-integrated service delivery platforms helping telecom service providers to introduce sophisticated voice and video features over broadband local loops. Combined with video head-end equipments from the company’s Grass Valley activity and Thomson’s home gateways and set-top box portfolio, this is the first truly pre-integrated solution on the market for quick and easy Triple Play deployment from thousands up to millions of users.

The heart of the solution is made of Thomson’s SmartVision IPTV middleware and Cirpack VoIP SoftSwitches. Both are developed together by Thomson for streamlined development of converged services and IPTV delivery over Cirpack’s IMS infrastructure. By managing both voice and video service delivery platforms together, Thomson will also help operators to optimise deployment cycles.

“For carriers facing increasing levels of competition, the emerging value proposition for VoIP is centred on bundling services, especially content-driven offerings such as IPTV”, said Tom Valovic, Program Director of VoIP Infrastructure for analysts IDC. While IMS will eventually deliver many of these features, leading-edge operators need to address these challenges today. Thomson’s approach to integrating softswitch and IPTV middleware functionality via a single service delivery platform is fully consistent with the requirements that many carriers currently have for out of the box triple play services that drive new revenue streams and enhance customer retention”.

Advanced user services

Thomson’s new triple play solutions include a user friendly interface, which transform the TV set into a truly integrated communications centre. The customer can thereby operate all telephone and video functions on their TV screen from the comfort of their couch with a simple remote control. Thomson’s triple play features combine innovative SmartVision TV services such as live

TV with picture in picture, video on demand, network personal video recording and time shifting (the ability to pause and resume live broadcasts), with advanced Cirpack telephony management for services such as caller ID on TV for incoming calls, browsing call history with click to dial, activating call forwarding, configuring black lists or selecting musical ring back tones on the TV.

Using open interfaces, Thomson’s new triple play solutions integrates seamlessly with the operator’s existing service platforms to turn the TV screen into a unified messaging centre for voice mail, video mail, SMS and e-mail. The interactive portal can be used to easily set up personal viewing and call preferences such as automatically pausing programmes for incoming calls. The same core network platforms can manage mobile devices for telephony such as dual mode WiFi-GSM phones and mobile video devices such as 3G phones or DVB-H receivers.

Jacques Dunogué, SEVP Thomson’s Systems Division commented “In order to retain clients and improve ARPU, telecom operators are offering an ever-increasing range of sophisticated services turning their broadband local loops into a vital link to digital content. Operators need flexible and evolutive service platforms to deliver content in a secured and profitable manner, but also to easily offer end user with new innovative services. Thomson is uniquely positioned to help operators quickly launch high quality Triple Play services with a comprehensive and scaleable carrier-grade solution that can migrate to IMS networks.”

Thomson are currently market leaders in Europe for IPTV middleware according to Multimedia Research Group’s September 2006 IPTV Market Leader Report and world wide market leaders in Voice over Broadband residential telephony according to the latest report by analysts iLocus.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Thomson’s VoIP and IPTV service delivery platforms enable telecom operators to deploy broadband telephony, IPTV, IP Centrex, Triple Play and Fixed-Mobile Convergence services quickly and easily, with a seamless migration path to IMS/TISPAN architecture. Thomson’s CIRPACK softswitches have already been used to deploy over 4 million subscriber VoIP lines and are currently world leaders on the Voice over Broadband residential market, delivering primary line telephony services on a large scale. Thomson’s SmartVision IPTV platforms offer rich video services over fixed and mobile networks. Both are closely integrated with Thomson’s wide range of digital set-top boxes, phones, broadband modems and gateways for the easy delivery of unique user experiences. With over 100 telco, broadcaster and internet service provider customers in 35 countries, Thomson’s network intelligence solutions are at the heart of next generation networks worldwide. For more information, please visit www.cirpack.com and www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Joanna Pays (Thomson NIS)	+33 1 41 44 38 18	Joanna.pays@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Provides BT with Wireless DSL Residential Gateway to
Support Launch of Total Broadband Service

Delivery of Latest BT Home Hub Further Consolidates Thomson’s Relationship With Leading

UK Operator

Paris, 5 October 2006 – Thomson (Paris Euronext : 18453 ; NYSE : TMS) today announced that it has completed the first shipment of the latest BT Home Hub Wireless DSL Gateway to BT in support of its BT Total Broadband service, launched on June 20th 2006. The BT Home Hub is a quadruple play enabled gateway designed to support BT’s full range of services, including both BT Total Broadband and BT Broadband Talk, in addition to providing wired and wireless broadband connectivity for multiple PCs, laptops and other networked devices. This contract demonstrates Thomson’s position as global leader in the supply of gateways, with the successful expansion of its telecoms and ISP customer base through the provision of innovative IP devices and solutions that support the launch of new voice, video, data and mobility services.

Sitting at the heart of the digital home, the device will deliver four key BT services: wireless VoIP telephony through a DECT cordless handset (BT Broadband Talk); Fixed Mobile telephony convergence (FMC) through the BT Fusion service; Video over IP through the BT Vision service that launches in the Autumn and BT’s current videophone service; and wireless DSL. The product includes a new protocol that will enable BT to automatically update all devices to support new services. It also supports ‘HD Sound’, the latest wideband audio technology which offers near CD-quality sound for telephone and video calls that is far superior to traditional telephone or voice over IP calls. The BT Home Hub is unique in its combination of DECT, FMC and wideband audio technology.

“Choosing Thomson as the supplier of the BT Home Hub reflects our confidence in their ability to meet our requirements,” said Warren Buckley, Director Portfolio Convergence of BT Retail. “The Home Hub is a truly innovative device that gives BT a strategic, future-proof platform for the delivery of the most comprehensive package of broadband related services to our customers”.

“We are delighted that BT has once again chosen Thomson products to help deliver its groundbreaking solutions,” said Bruno Fabre of Thomson’s Systems Division. “The contract reinforces Thomson’s position as a world leader in the provision of advanced customer premises solutions that enable operators and broadcasters to deliver the most cutting-edge services to customers”.

Powered by ultra-fast download speeds of up to 8 Mb, BT Total Broadband is the complete broadband service. Customers will be able to enjoy all of BT’s pioneering broadband-based offerings including BT Vision and BT Fusion, the intelligent fixed to mobile service which was launched in June 2005 and also supported by Thomson technology. BT Fusion enables users’ mobiles to switch calls to BT Total Broadband when at home.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

For further information on BT

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre.

About BT

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group’s revenue was £19,514 million with profit before taxation of £2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.bt.com/aboutbt

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Jasmine Khounnala	+33 6 03 81 48 56	jasmine.khounnala@thomson.net
Guillaume Trichard	+33 6 70 48 12 19	guillaume.trichard@thomson.net
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Further Consolidates its Worldwide Leadership in

Advanced Service Gateways during the First Half of 2006

Report Published by Leading Market Research Firm, Dell’Oro Group, Confirms
Thomson’s Leadership in the Triple Play-Enabled Service Gateway Market during H1’06 with 49.8% Revenue Market Share Worldwide

Paris, 21 September 2006 - Thomson (Euronext 18453; NYSE: TMS), today announced it has further strengthened its number one market share position worldwide for sales of dual and triple-play enabled gateways to telecom operators and ISPs for the first half of 2006, according to Dell’Oro Group, a leading market research firm for the telecommunications industry. During the first half of 2006, Thomson has achieved 49.8 % market revenue share worldwide.

Thomson’s worldwide leadership has been further reinforced thanks to the swift market transition from entry-level modems to more sophisticated platforms known as residential gateways which enable operators to deliver diversified and advanced services such as triple and even quadruple play services (Internet, Voice over IP, IPTV and mobility). Such services provide telecom operators and ISPs with a key competitive advantage, and require a sophisticated home-based network element to be deployed efficiently and in large volumes to optimize Average Revenue Per User (ARPU). This network element also needs to be ready to deliver future services as these are rolled out.

Having anticipated this market evolution, the Group has been delivering increasing volumes of advanced gateways such as the customized Livebox (France Telecom), AOLbox (AOL Europe), and Fastweb box for telecom operators and ISPs worldwide, as well as highly successful generic platforms such as the Thomson ST780 VoIP gateway.

Thomson’s Market Leadership Also Extends to All Modems and Routers

Thomson has been leader for all DSL1 modem and router sales since 1999 and has further extended its lead over the competition in H1’06 with 17.8% revenue market share

______________

1 Digital Subscriber Line - a technology that dramatically increases the digital capacity of ordinary telephone lines (the local loops) into the home or office.

worldwide. Furthermore, with more than 4.2 million DSL modems and gateways shipped during the first half of 2006, Thomson is outpacing any other vendor on the market.

“These significant achievements in market share further demonstrate our commitment to supporting our telecom operator and ISP client base with cutting-edge and customized service gateways as the platform of choice for the delivery of even more advanced and sophisticated IP services,” stated Jacques Dunogué, Senior Executive Vice President, Systems Division at Thomson.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Dell’Oro Group

As the trusted source for market information about the networking and telecommunications industries, Dell’Oro Group provides in-depth, objective research and analysis that enables component manufacturers, equipment vendors, and investment firms to make fact-based, strategic decisions. For more information, contact Dell’Oro Group at +1.650.622.9400 or visit http://www.delloro.com

Press Relations
Martine Esquirou Julie Dardelet Jasmine Khounnala	+33 1 41 86 58 51 +33 1 41 86 65 24 +33 6 03 81 48 56	martine.esquirou@thomson.net julie.dardelet@thomson.net jasmine.khounnala@thomson.net
Investor Relations
Marie Boidot Laurent Sfaxi	+33 1 41 86 51 00 +33 1 41 86 58 83	marie.boidot@thomson.net laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson’s new products take market share in growing HD
MPEG-4 compression market

Boom in HD Transmission Using MPEG-4 Fuels Strong Growth in Grass
Valley Compression Products

Paris/Amsterdam (IBC – Stands 11.550 / 11.551 7.531 / M214 / OEH201), 07 September 2006 - Thomson (Euronext Paris: 18453; NYSE: TMS) today announced that its Grass Valley Broadcast & Networks business has won orders of more than 50 units for the Grass Valley ViBE MPEG-4 encoder in its first four months of availability taking market share from competitors in this growing segment of our market.

The market for HD MPEG-4 compression is predicted* to be around €250 million between 2006 and 2008. The power and flexibility of the ViBE encoding platform, with the dedicated Mustang processing engine, is winning a major share of that market. Thomson is predicting year-on-year growth of more than 60% for its compression products.

“HDTV is transforming every part of our industry — but it is only of value if we can deliver it to audiences,” said Marc Valentin, president of the Grass Valley business within Thomson. “Our powerful compression technologies are delivering flawless HD video quality at the industry’s best bit rates.”

Grass Valley has installed ViBE HD encoders across Europe, the Middle East and Asia, in applications including direct to home broadcast via satellite, terrestrial broadcast and cable. Recent installations include a new HD headend for French IPTV operator Completel, the Canal+ service in Poland Cyfrowy, and the migration of pioneer HD broadcaster Euro1080 to MPEG-4, in preparation for its expansion from two channels to 20.

MediaCorp, the state broadcaster in Singapore, has launched a trial terrestrial HD service using the ViBE encoder. In the UK, both demonstration DTT channels are powered by ViBE HD MPEG-4 encoders.

The MPEG-4 HD encoder is just one application of this modular platform. Since its launch in 2003 over 6000 channels of ViBE encoding have been installed worldwide. As well as final broadcast services ViBE is used by leading network operators for contribution (backhaul) and distribution circuits.

Improved algorithms in MPEG-4 allow it to achieve compression ratios an order of magnitude better than MPEG-2, but at the cost of greatly increased processing demands in the encoder. Grass Valley has developed a single chip solution to reach this challenge, which allows it to extract the maximum benefit from the move to MPEG-4. Using the ViBE MPEG-4 encoder with the Mustang device, broadcasters can deliver premium HD services in more than half the bit rate they are currently using for MPEG-2 high definition television. This factor alone makes the move to HD commercially viable in many cases.

* Source: McKinsey

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou Marine Boulot Laura Barber-Miller (US)	+33 1 41 86 58 51 +33 1 41 86 55 97 +1 503 526 7904	martine.esquirou@thomson.net marine.boulot@thomson.net laura.barber-miller@thomson.net
Investor Relations
Marie Boidot Laurent Sfaxi	+33 1 41 86 51 00 +33 1 41 86 58 83	marie.boidot@thomson.net laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Continues Market Leadership in High-definition Sports

& Entertainment Production, Highlights 35 Million Euros in
Grass Valley HD Orders

•	HD Switchers Now Installed in More than 420 Operations
•	HD cameras in place in more than 1,500 Fixed and Mobile Facilities

Paris/Amsterdam (IBC – Stands 11.550 / 11.551 7.531 / M214 / OEH201) 07 September 2006 Thomson (Euronext Paris: 18453; NYSE: TMS) today detailed strong worldwide support for its Grass Valley™ HD equipment at the core of this year’s most widely watched sports, entertainment and live programming events in high definition (HD), with approximately 35 million euros in recent orders for its cameras and switchers.

“HD is simply exploding everywhere. Sports and drama productions in HD bring incredible value to the consumer’s viewing experience, and they have been the first genres broadcasters have switched to HD,” said Marc Valentin, president of the Grass Valley business within Thomson. “Broadcasters want flexibility, the most advanced technology, and a fast return on their investment to help their businesses grow. That’s the focus of Grass Valley across all of its HD product lines, both now and into the future.”

According to Thomson and third-party estimates, content creators and distributors will spend nearly 2.8 billion euros over the next four years on professional equipment – including cameras and switchers, among other products – in what is considered to be the first wave of the global transition to HD.

Driving this success has been Grass Valley’s commitment and R&D strategy to support its customers’ migration to HD, providing products across the board which allow content creators and broadcasters to move to HD at their own pace without wasted investment. For example, the Grass Valley Kalypso HD and the KayakHD switchers, like the Grass Valley LDK 6000 MK II Worldcam camera and the new Infinity Series digital media camcorder and digital media recorder all allow users to select the video format – standard or high definition – on a project by project basis: even shot by shot in Infinity.

With year-over-year sales growing at approximately 40% for its HD cameras, Thomson estimates that its HD cameras now hold 50% of the global marketshare for HD system cameras. The popular Grass Valley HD camera systems are now used by virtually every major outside broadcast production company in the world, with more than 1,500 already in use.

Orders in the last few months for Grass Valley HD cameras have included those in the USA with National Mobile Television, New Century Productions, F&F Productions, Lyon Video and Colorado Studios; in Europe, Alfacam, Euroscena, Formula 1, Outside Broadcast, the European Parliament, Videotime and Presteigne; and in the Middle-East Al Jazeera International.

With year-over-year sales for Grass Valley HD switchers is also significant, at 76% in 2006 from 2005, Thomson estimates that its HD switchers now hold 45% of the global marketshare for HD productions switchers. Between them, the KalypsoHD and the Kayak™ HD switchers are installed in more than 420 operations globally.

Recent orders for the Kayak HD switcher from customers included, for the Americas, Sweetwater Digitals, NEP Supershooters, Crystal Cathedral, Chapman University and Sureshot Transmissions in the; in Europe, Videohouse, Outside Broadcast and Presteigne Broadcast; in Asia, SBS, Tokyo Sound Productions and Brain Inc.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Laura Barber-Miller (US)	+1 503 526 7904	laura.barber-miller@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Unveils Significant Enhancements to
NexGuard™ Content Security Solution at IBC 2006

Advanced Functionalities Added to NexGuard’s Secure Workflow Capabilities

Paris, France, Burbank, CA, Amsterdam, Netherlands – September 7, 2006 - Thomson (Euronext 18453; NYSE: TMS) today announced significant enhancements to NexGuard™, its comprehensive, state-of-the-art anti-piracy product line. The new capabilities, unveiled at IBC 2006, expand the portion of the NexGuard solution dedicated to production and postproduction content security. They include a new administration tool that provides clients with complete control of their internal content security system; third-party licenses that secure work performed by consultants, subcontractors and other personnel working outside a main facility; and complete Mac OS X functionality.

“NexGuard’s new workflow tools will provide our clients with even greater flexibility, freedom to collaborate securely, and power to manage their valued assets,” said Jean-Charles Hourcade, CTO Thomson and co-head of the Technology division. “Content must be protected during postproduction and exhibition, and it is Thomson’s goal to help the media and entertainment industries address both challenges.”

NexGuard’s new administration tool will arm postproduction companies, broadcasters, filmmakers and studios with separate controls for encryption and digital rights management. From the moment it is created or received, content can remain encrypted, and clients can manage and update access and usage rights independent of the encryption process. Going forward, NexGuard will support licenses not only to members of a trusted community, but also to third-party users outside the group such as subcontractors and advertising agencies. Finally, with the introduction of OS X functionalities, NexGuard becomes the first and only pre-release content security system to extend its reach beyond PC platforms and include Macintosh, a top choice for editors, post houses, and graphic artists.

About NexGuard’s Production and Postproduction Solution

NexGuard’s production and postproduction solution guards against piracy of any PC or Macintosh file containing content throughout the professional workflow. It enables secure collaboration within a company and across multiple facilities. NexGuard also provides increased security by enabling the distribution of view-only files that cannot be modified and working files that can be altered only as specified by digital rights.

NexGuard’s pre-release solution contains four tools—NexGuard Packager, NexGuard Granter, NexGuard Viewer and NexGuard Token Manager—which are powered by cutting-edge encryption, watermarking and key management technologies. Both NexGuard Granter and NexGuard Viewer work with NexGuard’s Token Manager system, which uses a USB memory stick with a smart card in SIM format to authenticate and control access rights and imprint identifying watermarks.

About NexGuard

NexGuard is the only content security system designed from the ground up to serve the media and entertainment professional environment. It secures and streamlines the storage, transfer and viewing of digital content in production, postproduction, distribution and exhibition and is the most wide-ranging, anti-piracy solution for audiovisual content.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Thomson’s Technology Division

Thomson’s Technology division develops and supplies advanced products, services and technologies to entertainment and media companies. One of three divisions of Thomson, S.A., it has four business units: Corporate Research; Intellectual Property & Licensing, which has a portfolio of more than 50,000 patents; Silicon Solutions, which develops advanced integrated circuits; and Software & Technology Solutions, which focuses on content security, electronic content distribution and user interface.

Press Relations/USA
Julia Miller Rochelle Winters	310.259.5834 213 250-4603, After Sept 11, 2006	julia@bubblesqueak.com Rochelle.winters@thomson.net
Marketing & Communications/USA
Nicholas de Wolff	818 260-4926	Nicholas.dewolff@thomson.net
Press Relations/France
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson accelerates its leadership in HD news market,

with nearly 80% of HD news installations globally now based on its solutions

Nearly 12 Million Euros in Recent Grass Valley HD News Orders

Paris/Amsterdam (IBC – Stands 11.550 / 11.551 7.531 / M214 / OEH201) 07 September 2006 Thomson (Euronext Paris: 18453; NYSE: TMS) today detailed how major news operations globally are now turning to its Grass Valley business for support in HD news, announcing nearly 12 million euros in recent major orders for its HD news products.

New orders for Grass Valley’s HD news solutions included installations in the USA, Europe, and the Middle East, such as in the USA for CBS Network owned & operated stations KCBS (Los Angeles) and KYW (Philadelphia), CBS affiliate station KLAS (Las Vegas), ABC affiliate KMGH (Denver); in the Middle East for Al-Jazeera International (Doha, Qatar and London); and, in Europe for VTM (Vlaamse Televisie Maatschappij, Brussels). This includes a significant commitment to the Grass Valley Aurora HD suite, which features the industry’s fastest quick-turn editor and which will be highlighted at Grass Valley’s main IBC pavilion, stand 11.551.

“The detail and immediacy of HD news content smacks you in the face. The combination of high-quality content that our broadcast customers produce and superior HD picture quality and enhanced sound are unbeatable in the ratings race,” said Marc Valentin, president of the Grass Valley business within Thomson. “HD news is a rapidly growing segment of overall HD market momentum globally. Grass Valley has a very high marketshare – approximately 80% – in this area. And, we will continue to lengthen our lead as we are the only company to offer both an automated production system, a full suite of nonlinear editing tools, and a news playout solution – all of which enable broadcasters to move to HD affordably and, simultaneously, speed up and automate their workflows.”

Competitive news content is one of the most significant drivers in both ratings and advertising revenue for broadcasters. The appearance of news content in HD compared to standard definition (SD) is markedly better, offering viewers more detail and a sense of more immediacy to what’s being covered. A US news outlet has noted that its newscast has consistently ranked number one in its market since it started the HD newscasts.

Producing HD news – and automating and speeding those workflows — requires specific equipment, including camcorders and media recorders, cameras, quickturn and craft nonlinear editing systems, servers and storage systems, as well as integrated control and production systems – all of which Grass Valley offers in SD and HD versions.

Providing the industry’s first and most complete link between the control room and the newsroom, Grass Valley’s innovative, single-operator HD Ignite™ integrated production systems also have seen considerable growth. Orders have been received for these systems, which were introduced earlier this year. Recent Ignite HD orders include those from the ABC Stations Group (KABC, KGO in San Franciso, and WTVD in Chicago); COX (WSB in Atlanta, KTVU in San Francisco, WSOC in Charlotte, North Carolina, and WHIO in Dayton, Ohio), and Southern Broadcasting (WTXL in Tallahassee, Florida).

To date, the impact of HD has been most clearly seen in the value of consumers’ viewing experiences in watching sports and drama productions. In 2006, early adopters in the broadcast news segment are beginning their transition to HD to continue to increase viewership. “Grass Valley’s demonstrated leadership in HD news offerings is fueling strong growth in our overall news business in all major geographies, including the Europe, the Middle East, Asia, and the US,” said Valentin.

Nearly a third of the worldwide market for SD digital news production already has standardized on Grass Valley software and platforms. Currently, hundreds of sites worldwide use Grass Valley technology, from major networks with huge systems for 24/7 news operations and hundreds of users to standalone editors in small- and mid-sized local and regional news operations.

Underscoring the pace of growth in the news segment overall, U.S.-based research firm Frost & Sullivan’s latest research reports that as this transition continues, the playout video server market will account for a third of the close-to-billion dollar projected market by 2012, growing at double-digit rates, while newsroom servers are expected to show an even more robust year-on-year growth of more than 20 percent and account for more than 60% of total revenues by 2012. Newsroom servers are expected to overtake playout servers in the 2007-2008 timeframe. “Our leadership position in both these server markets and the fact that we’re diversified gives us a better position than anyone in the industry,” said Valentin.

New Aurora Suite of HD Video Production & Distribution Tools Featured at IBC (Hall 11, Stand 551)

Announced earlier this year, the next-generation, Grass Valley Aurora Suite of HD video production and distribution tools are now available, and will be highlighted in the industry’s most complete HD and multi-format acquisition/production/distribution workflow at IBC (11.551). The demonstration will underline Grass Valley’s ability to deliver a complete solution, from acquisition using the innovative Infinity digital media camcorder through management using Aurora, with craft editing using the Edius Pro platform alongside the Aurora desktop editors designed specifically for the high pressure news environment.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Laura Barber-Miller (US)	+1 503 526 7904	laura.barber-miller@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Telecom Italia Mobile Moves Rapidly From Trials to

Commercial Service with Thomson

Grass Valley Technology Now Being Rolled Out Across Italy

Paris - 05 September 2006 — Thomson, (Euronext Paris: 18453; NYSE: TMS) following a highly successful trial around the Torino Winter Olympic Games early in 2006, announced today it has signed a contract with Telecom Italia allowing the operator to move immediately to a commercial launch using equipment from Grass Valley, an activity within Thomson.

“The next challenge for the electronic media industry will be to deliver rich content to mobile devices, and that is why so many are turning to Thomson”, commented Marc Valentin, president of the Grass Valley business within Thomson. “Because the speed with which this new industry is developing means that the service providers need a technology partner they can rely on to provide comprehensive, integrated technology platforms.”

The Winter Olympics having proven to be successful, Telecom Italia decided to move forward and to further develop its agreement with Grass Valley for the delivery and systems management technology for a full commercial rollout of their mobile offering. The new service went on air in June 2006, broadcasting a number of channels from Telecom Italia, plus coverage of Serie A and Champions League football.

As prime contractor for the project, Grass Valley provided the complete head-end with Argos scrambling H.264 encoders, Opal DVB-H encapsulators and a Lazulite network management system. The SmartVision™ Mobility platform manages the electronic service guide, conditional access, and content and interactive services, and a SmartCast Mobility platform provides overall system management. A Grass Valley Cobalt DVB-H data analyser is used to check signal parameters.

About SmartVision TV

The SmartVision TV platform allows service providers to centralise system administration and supervision. Using dedicated Web portals, the SmartVision TV platform enables users to manage content and service providers, support digital rights management for both live and on-demand programs, and to flexibly manage billing features. It addresses key quality of-service standards through inbuilt bandwidth control and regulation.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot	+33 1 41 86 55 97	marine.boulot@thomson.net
Laura Barber-Miller (US)	+1 503 526 7904	laura.barber-miller@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Continues Momentum for

North American Digital Cinema Plan

Through Major Agreement with National Amusements, Inc.

Technicolor Digital Cinema to Install, Maintain Digital Projection Systems

at 120 National Amusements Screens in Select Markets, Including Boston, Los Angeles, and New York, Beginning in Fall of 2006

Paris, France and Burbank, Calif. — August 29, 2006 — Reinforcing its global leadership in digital cinema, Thomson (Euronext Paris: 18453; NYSE: TMS), through its Technicolor Digital Cinema business, today announced it has reached a strategic agreement with National Amusements, Inc., a world leader in the motion picture exhibition industry operating more than 1,500 screens in the U.S., U.K., Latin America, and Russia, to install and maintain digital cinema systems in National Amusements-owned and operated screens, in line with Digital Cinema Initiatives, LLC (DCI) specifications.

The agreement calls for Technicolor Digital Cinema, as part of its previously-announced beta test, to place state-of-the-art digital projection equipment in 14 National Amusements sites, reaching 120 screens located in select areas nationwide, including the Boston, Los Angeles, and New York markets. The installations began earlier this month at the new Cinema de Lux 14: The Greene in Dayton, Ohio, which opened on August 25, 2006. The companies are committed to continuing discussions regarding the deployment of digital cinema projection equipment throughout National Amusements’ North American theatres

The addition of National Amusements to Technicolor Digital Cinema’s beta test, and its growing roster of top-10 exhibitors, is noteworthy as the circuit is comprised in the United States of 1,066 state-of-the-art screens in high-traffic venues. National Amusements has among the highest per-screen revenue totals of any theatre circuit in the nation, and it is the fourth-highest grossing exhibitor in the U.S.

“We are extremely pleased to be working with National Amusements on this very important industry transition,” said Joe Berchtold, president of Technicolor Theatrical Services, and head of Technicolor Digital Cinema. “With its impressive portfolio of theatres, and strong commitment to advancing the customer experience through the newest technologies, National Amusements is an ideal partner for Technicolor Digital Cinema as it aggressively moves ahead with its strategic equipment deployment initiatives.”

“We are excited to be working with Technicolor Digital Cinema on their beta test of digital projection equipment in our U.S. theatres,” said Shari Redstone, president of National Amusements, Inc. “Technicolor Digital Cinema’s extensive experience and expertise in digital cinema will help us continue to provide our patrons with the highest-quality entertainment experience.”

The agreement with National Amusements is part of Thomson’s broader rollout of complete digital projection systems in up to 5,000 screens over the next 3-4 years. Thomson intends to equip at least 15,000 screens in the United States and Canada, through the initial rollout and additional phases, over the next 10 years.

All hardware and software placed in each National Amusements site will be installed in line with industry-standard specifications recently published by DCI. Furthermore, the Technicolor Digital Cinema plan is technology agnostic, allowing both exhibitors and studios to benefit from the best available technology, including both 2K and 4K projection. The Thomson-driven initiative encompasses an industry-wide business model and operating infrastructure addressing all aspects of the much-anticipated digital cinema rollout: full-output, long-term content commitments by multiple Hollywood film studios; the widespread deployment of digital projection systems with exhibitors, including National Amusements, Inc.; and a broad industry commitment for the installation, operation, and financing of those systems through a proven, experienced service provider.

As previously announced by Thomson, the company has signed digital cinema equipment usage agreements with DreamWorks SKG, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, and Warner Bros. to support its plans for the distribution of digital cinema content and systems throughout North America. Under the separate, long-term accords, each of these studios has agreed to distribute content digitally throughout the United States and Canada, and pay a virtual print fee to Thomson for screens equipped with Technicolor Digital Cinema systems, beginning in the third quarter of 2006. Thomson is currently in negotiations with other film studios to expand the range of its non-exclusive content agreements in North America.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the media and entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Technicolor Digital Cinema

Since its inception in 1999, Technicolor Digital Cinema has been a pioneer in the enabling and advancement of digital cinema initiatives. By actively working side-by-side with key digital cinema stakeholders as a technology enabler and service provider, Technicolor Digital Cinema is utilizing its breadth and depth of valuable industry knowledge and expertise to develop solutions for technologies and standards that will ultimately facilitate the global commercialization of digital cinema. Headquartered in Burbank, California, Technicolor Digital Cinema offers the most comprehensive set of digital cinema services and solutions, including compression, encryption, key management, secure distribution, storage, scheduling and playback, and maintenance and support. Additionally, the division works closely with major film studios to support current digital cinema releases. Technicolor Digital Cinema is an operating unit of Technicolor Electronic Distribution Services, part of the Services division of Thomson. Since 2000, Technicolor Digital Cinema has managed and distributed over 130 titles for eight studios, covering more than 400,000 digital presentations worldwide. For more information: http://www.technicolordigital.com.

About National Amusements, Inc.

National Amusements, Inc. is a world leader in the motion picture exhibition industry operating more than 1,500 screens in the U.S., U.K., Latin America, and Russia. National Amusements delivers a superior entertainment experience in theatres around the world under its Showcase, Multiplex, Cinema de Lux, and KinoStar brands. Based in Dedham, Massachusetts, National Amusements is a closely held company operating under the third generation of leadership by the Redstone family. National Amusements is also an equal partner in the online ticketing service, MovieTickets.com, and is the parent company of both Viacom and CBS Corporation.

Viacom is one of the leading global entertainment content companies, with world-class brands that include MTV Networks (MTV, VH1, Nickelodeon, Nick at Nite, Comedy Central, CMT: Country Music Television, Spike TV, TV Land, Logo and more than 100 networks around the world), BET, Paramount Pictures, DreamWorks SKG, Paramount Home Entertainment and Famous Music. CBS Corporation is a mass media company with operations in virtually every field of media and entertainment, with prominent brands including CBS, CW, Showtime, CBS Television Stations, CBS Paramount Television, King World, CBS Radio, CBS Outdoor, Simon & Schuster, CBS Digital Media Group, CSTV Networks, and CBS Consumer Products.

Media Contact Information:
Thomson Media Relations
Keith R. Pillow (North America)	+1 805 445 4254	keith.pillow@thomson.net
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marine Boulot (Europe)	+ 33 1 41 86 55 97	Marine.boulot@thomson.net
National Amusements Media Relations
Wanda Whitson	+ 1 781 461 1600, Ext. 336	wwhitson@nationalamusements.com

Thomson Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net

PRESS RELEASE

Thomson Watermarking Solution Adopted By

Leading Server Companies

Top D-Cinema Manufacturers Choose NexGuard™ to Combat Piracy

Paris, France and Burbank, CA – August 16, 2006 — Thomson’s (Euronext 18453; NYSE: TMS) NexGuard digital cinema watermarking solution is being adopted by top d-cinema server manufacturers; it was announced today by Thomson’s Technology division. Doremi, GDC, QuVis and Tamedia will help protect motion picture content from in-theater piracy by incorporating NexGuard’s audio and visual forensic content identification solution into their exhibition hardware. Doremi recently completed testing NexGuard’s watermarking solution and is already shipping its NexGuard-enhanced product line, while QuVis, GDC and Tamedia are finalizing the integration process.

“In total, the companies that have adopted our watermarking solution represent what we believe is nearly 75% of the server marketplace,” said Jean-Michel Masson, General Manager, Thomson Content Security. “It’s a fantastic validation of NexGuard’s efficacy and a strong vote for Thomson and its leadership role in supporting content security.”

Thomson’s NexGuard watermarking solution embeds the date, time and place of projection into a digital motion picture’s image and soundtrack during play-out in movie theatres. When this information is extracted from pirated materials with NexGuard’s detection and recovery system, it pinpoints the exact source of the leakage. NexGuard’s watermark exceeds the Digital Cinema Initiative’s (DCI) specifications in its ability to withstand compression in hard media and on the Internet and in its capacity to store more than the dictated amount of critical identification information. It is invisible during both 2K and 4K exhibition and inaudible in multi-channel playback.

“NexGuard has been enthusiastically received by the Studios at our professional screenings throughout the last year,” concluded Masson. “Thomson’s anti-piracy and content management commitment is part and parcel of the company’s overall investment in the media and entertainment industries.”

In addition to NexGuard, Thomson’s proprietary forensic watermark fuels NexTracker, the company’s broadcast and Internet content management and verification system and MediaSign, its digital imagery and printed document security solution.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson — World Leader in Video Technologies

Thomson provides technology, services, and systems and equipment to help its media & entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the media & entertainment industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: http://www.thomson.net.

About Thomson’s Technology Division

Thomson’s Technology division develops and supplies advanced products, services and technologies to entertainment and media companies. One of three divisions of Thomson, S.A., it has four business units: Corporate Research; Intellectual Property & Licensing, which has a portfolio of more than 50,000 patents; Silicon Solutions, which develops advanced integrated circuits; and Software & Technology Solutions, which focuses on content security, image quality and user interface.

Press Relations/USA
Rochelle Winters	213 250-4603	Rochelle.winters@thomson.net
Marketing & Communications/USA
Nicholas de Wolff	818 260-4926	Nicholas.dewolff@thomson.net
Press Relations/France
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13 th, 2006	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer